VF 12-4-02

UNITED STAT
SECURITIES AND EXCHAN
Washington, D.C.

02021646

CM

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response.... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-22752 |

8-22752

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **October 1, 2001** AND ENDING **September 30, 2002**
MM/DD/YY MM/DD/YY

### A. REGISTRANT IDENTIFICATION

RECD S.E.C.
NOV 27 2002

NAME OF BROKER-DEALER:

**David A. Noyes** & Company

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**208 South LaSalle Street**
(No. and Street)

**Chicago** (City) **Illinois** (State) **60604** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Art Harmon** **(312) 782-0400**
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**McGladrey & Pullen, LLP**
(Name - *if individual, state last, first, middle name*)

**30 South Wacker Drive** (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, **Paul Murin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **David A. Noyes & Company** as of **September 30, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Paul E Murin

Signature

PRES/CEO

Title

Notary Public

OFFICIAL SEAL
JOHN C. DUCKART
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES [illegible]

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

# CONTENTS

McGladrey & Pullen
Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of David A. Noyes & Company as of September 30, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of David A. Noyes & Company as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
October 28, 2002

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

DAVID A. NOYES & COMPANY

## STATEMENT OF FINANCIAL CONDITION
September 30, 2002

| ASSETS | | |
|---|---|---|
| Cash | $ | 66,103 |
| Securities owned, at market value | | 2,950,793 |
| Employee receivables | | 170,555 |
| Equipment and leasehold improvements, net | | 211,787 |
| Other assets | | 904,743 |
| **Total assets** | $ | 4,303,981 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Securities sold, not yet purchased, at market value | $ | 12,342 |
| Payable to clearing firm, net | | 199,506 |
| Accounts payable and accrued expenses | | 1,132,095 |
| **Total liabilities** | | 1,343,943 |
| Stockholders' Equity | | |
| Common stock, no par value; authorized 100,000 shares; issued and outstanding 57,588 shares | | 3,525,603 |
| Accumulated deficit | | (565,565) |
| **Total stockholders' equity** | | 2,960,038 |
| **Total liabilities and stockholders' equity** | $ | 4,303,981 |

The accompanying notes are an integral part of the statement of financial condition.

DAVID A. NOYES & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

**Note 1. Nature of Business and Significant Accounting Policies**

David A. Noyes & Company (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a futures commission merchant registered with the Commodity Futures Trading Commission (CFTC). The Company is engaged in principal and agency transactions in securities and other related activities. The Company's customer securities and commodities transactions are cleared through other broker-dealers and futures commission merchants on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are recorded at market value, and securities not readily marketable, at cost.

Equipment and leasehold improvements: Equipment is recorded at cost and depreciated on accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporation income taxes.

**Note 2. Acquisition**

On June 1, 2002, the Company entered into an asset purchase agreement with Morlen & Company, an Indiana Corporation. Pursuant to the agreement, the Company was obligated to pay a total purchase price of $150,000. The agreement provides for an employment agreement for the two stockholders of Morlen & Company. In connection with the purchase, the Company entered a five-year noncompete agreement with the two former stockholders. The purchase price exceeded the fair value of the net assets acquired by approximately $130,000 which was recorded as a covenant not to compete. The covenant not to compete is being amortized using the straight-line method for five years.

DAVID A. NOYES & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

**Note 3. Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased at September 30, 2002, consist of:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| United States government bonds | $ 318,719 | $ - |
| State and municipal government obligations | 2,358,536 | 12,342 |
| Corporate bonds | 255,231 | - |
| Common stock | 18,307 | - |
| | $ 2,950,793 | $ 12,342 |

**Note 4. Equipment and Leasehold Improvements**

Equipment and leasehold improvements at September 30, 2002, consist of:

| | Equipment | Leasehold Improvements | Total |
|---|---|---|---|
| Equipment and leasehold improvements | $ 674,240 | $ 598,272 | $ 1,272,512 |
| Accumulated depreciation and amortization | (513,819) | (546,906) | (1,060,725) |
| Net | $ 160,421 | $ 51,366 | $ 211,787 |

**Note 5. Payable to Clearing Firm**

The amount due to clearing firm at September 30, 2002, is comprised of the following:

| | |
|---|---|
| Payable to clearing firm | $ (402,885) |
| Fees and commissions receivable | 172,784 |
| Other | 30,595 |
| | $ (199,506) |

DAVID A. NOYES & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

**Note 6. Related Party Transactions**

At September 30, 2002, included in employee receivables is $3,563 due from stockholders.

**Note 7. Profit Sharing and Salary Reduction Plan**

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis.

**Note 8. Self-Insurance**

The Company has elected to self-insure a portion of its employee dental insurance costs for all full-time employees. The Company maintains insurance which limits its exposure to the first $1,000 per year of benefits provided to covered employees with aggregate maximum insurance costs of approximately $119,000 per year for all employees.

**Note 9. Commitments and Contingent Liabilities**

The Company leases office space under various noncancelable operating leases expiring through November 30, 2011. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

| | | |
|---|---|---|
| Years ending September 30 : | | |
| 2003 | $ | 796,961 |
| 2004 | | 729,874 |
| 2005 | | 742,140 |
| 2006 | | 733,184 |
| 2007 | | 693,911 |
| Thereafter | | 2,871,390 |
| | $ | 6,567,460 |

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

DAVID A. NOYES & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

**Note 10. Financial Instruments with Off-Balance-Sheet Credit and Market Risk**

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2002. The Company monitors such risk on a daily basis.

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures and options on futures and are used to conduct trading activities and are, therefore, subject to varying degrees of market risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

**Note 11. Net Capital Requirements**

The Company is a broker-dealer subject to the SEC Uniform Net Capital rule (rule 15c3-1) and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17). The Company has elected to use the alternative net capital method permitted by rule 15c3-1. Under these rules, the Company should not permit its "net capital" to be less than the greater of $250,000 or 2 percent of "aggregate debits" arising from customer transactions, or 4 percent of funds required to be segregated, whichever is greater, as these items are defined.

At September 30, 2002, the Company had net capital of $1,602,561 which was $1,352,561 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.